Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
Dated as of December 23, 2010
among
NEEDLE HOLDINGS INC.,
NEEDLE MERGER SUB CORP.
and
JO-ANN STORES, INC.

i

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2010 (this “Agreement”), is by and among Needle Holdings Inc., a Delaware corporation (“Parent”), Needle Merger Sub Corp., an Ohio corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Jo-Ann Stores, Inc., an Ohio corporation (the “Company”). Certain capitalized terms used in this Agreement are used as defined in Section 8.12.
          WHEREAS, the parties intend that Merger Sub be merged (the “Merger”) with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;
          WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of its Strategic Transactions Committee (the “Special Committee”) has (i) determined that it is in the best interests of the Company and its shareholders to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company;
          WHEREAS, the Board of Directors of each of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and
          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Sub under this Agreement.
          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
The Merger
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).
     Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time), on a date to be specified by Parent and the Company (the “Closing Date”), which shall be no later than the third business day after satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, unless another date, time, or place is agreed to in writing by Parent and the Company; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VI at such time, the Closing shall occur instead on the earlier of (a) any business day during the Marketing Period as may be specified by Parent on no less than three (3) business days’ prior written notice to the Company and (b) the next business day after the final day of the Marketing Period.
     Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Ohio a certificate of merger or other appropriate document, executed in accordance with, and in such form as is required by, the relevant provisions of the OGCL (the “Certificate of Merger”) and shall make all other filings or recordings required under the OGCL. The Merger shall become effective upon the filing of the Certificate of Merger in accordance with the OGCL, or at such later time as is agreed to by the parties hereto prior to the Closing Date and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
     Section 1.4 Effects of the Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of the OGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided in the OGCL and the other applicable Laws of the State of Ohio.
     Section 1.5 Articles of Incorporation and Code of Regulations of the Surviving Corporation. At the Effective Time, the articles of incorporation and code of regulations of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the articles of incorporation and code of regulations of Merger Sub, and as so amended shall be the articles of incorporation and code of regulations of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.9 hereof).
     Section 1.6 Directors and Officers of the Surviving Corporation.
          (a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.
          (b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.
ARTICLE II
Effect of the Merger on Capital Stock; Exchange of Certificates; Company Stock Options
     Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without the requirement of any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, without par value, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:
          (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, without par value per share, of the Surviving Corporation.
          (b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Held by Company Subsidiaries. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock (or any other equity securities of the Company) owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Any shares of Company Common Stock owned by any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Merger Consideration and shall, at the election of Parent, either (i) convert into shares of a class of stock of the Surviving Corporation designated by Parent in connection with the Merger or (ii) be canceled.
          (c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall be converted automatically into and shall thereafter represent solely the right to receive an amount in cash equal to $61.00, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.
     Section 2.2 Exchange of Certificates.
          (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration, in each case in accordance with this Article II and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration deliverable pursuant to this Article II (such cash amount being hereinafter referred to as the “Exchange Fund”). Notwithstanding anything to the contrary contained hereto, the Paying Agent shall not disburse any part of the Exchange Fund until the Dissenters Determination Date. Pending its disbursement in satisfaction of such obligations, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Upon the date that is one business day after the Dissenters Determination Date, the Paying Agent shall disburse to Parent that portion of the Exchange Fund (if any) attributable to Dissenting Shares. If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, payment of fair cash value pursuant to Section 1701.85 of the OGCL with respect to any Dissenting Shares, (i) such Company Common Stock shall cease to be Dissenting Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its rights to, payment of fair cash value pursuant to 1701.85 of the OGCL and (y) the Merger Consideration. Parent shall or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(c). Nothing contained in this Section 2.2(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock (including Restricted Shares that are treated as Company Common Stock pursuant to Section 2.4(b)) to receive the Merger Consideration or any holder of an Option to receive the Designated Consideration, in each case as provided herein.
          (b) Payment Procedures. Promptly after the Effective Time (but in no event more than three (3) business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall, subject to Section 2.3, be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.
     (c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except for the right to receive the Merger Consideration as contemplated by this Article II or by applicable Law. Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
          (d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.
          (e) Termination of Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
          (f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts any of them reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Government Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
     Section 2.3 Dissent Rights. Notwithstanding anything in this Agreement to the contrary, to the extent required by the OGCL, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any shareholder who was a record holder of Company Common Stock as to which such shareholder seeks relief as of the date fixed for determination of shareholders entitled to notice of the Company Shareholders Meeting, and who files with the Company within 10 days after such vote at the Company Shareholders Meeting (the “Dissenters Determination Date”) a written demand to be paid the fair cash value for such shares of Company Common Stock that have not been voted in favor of the proposal to adopt this Agreement at the Company Shareholders Meeting in accordance with Sections 1701.84 and 1701.85 of the OGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(c), unless and until such shareholder fails to perfect or otherwise waives, withdraws or loses such shareholder’s rights as a dissenting shareholder, if any, under the OGCL. If any such shareholder (a “Dissenting Shareholder”) fails to perfect or otherwise waives, withdraws or loses any such rights as a Dissenting Shareholder, that shareholder’s Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into only the right to receive at the Effective Time the Merger Consideration, without interest. Subject to the preceding sentence, from and after the Effective Time, each shareholder who has asserted rights as a Dissenting Shareholder as provided in Sections 1701.84 and 1701.85 of the OGCL shall be entitled only to such rights as are granted under those Sections of the OGCL. The Company shall promptly notify Parent of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in Section 1701.85(A)(2) of the OGCL. Prior to the Effective Time the Company shall not, except with the prior written consent of Parent, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of a Dissenting Shareholder asserted under Section 1701.85 of the OGCL.
     Section 2.4 Company Stock Options and Restricted Stock.
          (a) Options. At the Effective Time, each outstanding option to purchase Shares (an “Option”) under the Company Stock Plans (as defined in Section 3.2(a)), vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than the first payroll date after the Effective Time), an amount in cash equal to the product of (i) the total number of Shares subject to the Option immediately prior to the Effective Time times (ii) the excess, if any, of the Merger Consideration over the exercise price per Share under such Option (such amount, the “Designated Consideration”), less applicable Taxes required to be withheld with respect to such payment.
          (b) Restricted Shares. At the Effective Time, any vesting conditions or restrictions applicable to any Shares of restricted stock (each such Share a “Restricted Share”) granted pursuant to the Company Stock Plans shall lapse, and such Restricted Shares shall be treated the same as all other Shares (other than Dissenting Shares) in accordance with Section 2.1(c) of this Agreement.
          (c) Restricted Stock Units. At the Effective Time, each outstanding Restricted Stock Unit or Stock Equivalent Unit under the Company Stock Plans (a

“RSU”) shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than the first payroll date after the Effective Time), an amount in cash, for each RSU, equal to the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.
          (d) Company Awards. At the Effective Time, each long-term incentive award measured by the value of Shares and set forth on Section 2.4(d) of the Company Disclosure Schedule (the “Company Awards”), shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than the first payroll date after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to such Company Award immediately prior to the Effective Time times (y) the Merger Consideration (or, if the Company Award provides for payments to the extent the value of the shares of Company Common Stock exceeds a specified reference price, the amount, if any, by which the Merger Consideration exceeds such reference price), less applicable Taxes required to be withheld with respect to such payment.
          (e) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and will take such other appropriate actions to implement the provisions of this Section 2.4. In addition, effective as of the Closing, all Company clawback policies and agreements, including the executive clawback agreement, shall terminate.
     Section 2.5 Associate Stock Ownership Plan. The Company shall take all actions necessary to (i) terminate the Company’s Associate Stock Ownership Plan (the “ASOP”) in its entirety as of immediately prior to the Closing Date, (ii) ensure that no offering period shall be commenced on or after the date of this Agreement and (iii) if the Closing shall occur prior to the end of the offering period in existence under the ASOP on the date of this Agreement, cause a new exercise date to be set under the ASOP, which date shall be immediately prior to the anticipated Closing Date upon which each participant’s accumulated payroll deductions shall be used to purchase Shares immediately prior to the Effective Time in accordance with the terms of the ASOP.
     Section 2.6 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III
Representations and Warranties of the Company
     The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the definitive disclosure schedule delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent from a reading of such disclosure that such information is relevant to such other section or subsection) or (B) disclosed in any Company SEC Documents (as hereinafter defined) filed with, or furnished to, the SEC on or after April 17, 2008 and prior to the date hereof (the “Filed SEC Documents”), other than disclosures in such Filed SEC Documents contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in the Filed SEC Documents which are forward-looking in nature:
     Section 3.1 Organization, Standing and Corporate Power.
          (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio. The Company has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company.
          (b) For purposes of this Agreement, “Material Adverse Effect” means any effect, change, event or occurrence (whether or not constituting any breach of a representation, warranty, covenant or agreement set forth in this Agreement) that, individually or in the aggregate with all other effects, changes, events or occurrences, has a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effects, changes, events or occurrences, individually or in the aggregate, arising out of, resulting from or attributable to any of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) conditions generally affecting (1) the industry in which the Company and its Subsidiaries operate, or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) effects, changes, events or occurrences to the extent arising out of, resulting from or attributable to (1) actual or prospective changes after the date of this Agreement in Law or in generally accepted accounting principles or in accounting standards or in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (2) the announcement of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 3.3(c) and Section 3.4), (3) acts of war or military action, sabotage or terrorism, or any escalation or worsening of any such acts of war or military action, sabotage or terrorism, (4) earthquakes, hurricanes, tornados or other natural disasters, (5) any action taken by the Company or its Subsidiaries (x) that is required by this Agreement (other than with respect to the Company’s obligations to comply with Section 5.1(a) or Section 5.4), (y) taken with Parent’s written consent or (z) at Parent’s written request, (6) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (7) any change or prospective change in the Company’s credit ratings, (8) any decline in the market price, or change in trading volume, of the capital stock of the Company or (9) any failure to meet any internal or public projections, forecasts, guidance, estimates of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7), (8) and (9) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (6) hereof) is a Material Adverse Effect); provided, however, that any effect, change, event or occurrence referred to in clause (A) or clause (B)(1), (3) or (4) may be taken into account in determining whether or not there has been a Material Adverse Effect solely if such effect, change, event or occurrence has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur).
          (c) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization except where the failure to be so organized, existing and in good standing would not reasonably be expected to have a Material Adverse Effect.
     Section 3.2 Capitalization.
          (a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock (the “Shares”) and 5,000,000 shares of serial preferred stock, without par value (the “Company Preferred Stock”). As of the close of business on December 21, 2010 (the “Capitalization Date”), (i) 31,841,398 shares of Company Common Stock were issued and outstanding (which number includes (A) 5,508,927 shares of Company Common Stock held by the Company in its treasury and (B) 752,607 shares of Company Common Stock outstanding under the Company’s 1998 Incentive Compensation Plan (the “1998 Plan”) and the Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) subject to vesting and other forfeiture conditions), (ii) 812,964 shares of Company Common Stock were reserved for issuance pursuant to the exercise of outstanding options to acquire Company Common Stock issued under the Company’s 1998 Plan, 2008 Plan, certain agreements with executive officers of the Company (the “Executive Option Agreements”) and the ASOP (together with the 1998 Plan, the 2008 Plan and the Executive Option Agreements, the “Company Stock Plans”), of which (A) 798,564 shares of Company Common Stock were subject to outstanding options to acquire Company Common Stock from the Company under the Company Stock Plans other than the ASOP and (B) 14,400 shares of Company Common Stock were subject to outstanding rights under the ASOP (assuming that the closing price for the Company Common Stock as reported on the New York Stock Exchange on the last day of the offering period in effect under the ASOP was equal to the Merger Consideration) and (iii) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury.
          (b)
          (i) Section 3.2(b) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, a list of (A) all holders of all Options under the Company Stock Plans (with the names of such holders redacted), (B) the date of grant, the number of shares of Company Common Stock subject to such Option and the price per share at which such Option may be exercised, (C) all holders of Restricted Shares, RSUs, performance shares (the “Performance Shares”) and Company Awards (with the names of such holders redacted) and (D) the date of grant, the number of Restricted Shares, RSUs, Performance Shares and Company Awards owned by each such holder and the vesting date thereof.
          (ii) Each Option (A) was granted in material compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plans pursuant to which it was issued, (B) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant and (C) has a grant date which was approved by the Board of Directors of the Company or a committee thereof no later than the grant date.
          (c) Except as described in this Section 3.2 or for any obligations pursuant to any Company Stock Plan, the Stock Value Bonus Plan (“SVBP”) or the Company’s 401(k) Plan (the “Company 401(k) Plan”), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. Other than pursuant to the Company Stock Plans and the Company 401(k) Plan, there are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. Except as set forth on Section 3.2(c) of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date, there has not occurred any action or event that, had such action or event occurred after the Capitalization Date and prior to the Effective Time, would have breached any of the covenants contained in Sections 5.1(a)(i), (ii), (iii) or (iv), or would have caused the representation in clause (v) of this Section 3.2(c) not to be true and correct. The aggregate amount of all participant contributions under the ASOP with respect to the “Accumulation Period” (as defined in the ASOP) ending on March 31, 2011, will not exceed $1,250,000.
          (d) The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”).
          (e)
          (i) Section 3.2(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company and sets forth a complete and accurate list of all outstanding securities of each Subsidiary and the record and beneficial owner thereof. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except as set forth on Section 3.2(e)(i) of the Company Disclosure Schedule and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. Except for the Company Stock Plans, the SVBP and the Company 401(k) Plan, none of the Subsidiaries has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company. Except for the Company Stock Plans, the SVBP and the Company 401(k) Plan, neither the Company nor any of its Subsidiaries has any material obligation to make any payments based on the price or value of any securities of any Subsidiary of the Company or dividends paid thereon or revenues, earnings or financial performance or any other attribute of any Subsidiary of the Company.
          (ii) The Subsidiaries of the Company, taken as a whole, are not material to the Company and its Subsidiaries, taken as a whole.
          (f) As of the date of this Agreement, there was no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness reflected in the balance sheet (and the notes thereto) of the Company and its Subsidiaries as of October 30, 2010 (the “Balance Sheet Date”), otherwise included in the Filed SEC Documents or incurred after the Balance Sheet Date in the ordinary course of business.
     Section 3.3 Authority; Noncontravention; Voting Requirements.
          (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Merger Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger Transactions, have been duly authorized and approved by its Board of Directors acting upon the unanimous recommendation of the Special Committee, and, except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
          (b) The Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company were present, and acting upon the unanimous recommendation of the Special Committee, has (A) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, approved this Agreement and the Merger Transactions, and has resolved, subject to Section 5.2, to recommend adoption of this Agreement to the holders of Company Common Stock and (B) directed that this Agreement be submitted to the holders of Company Common Stock for their adoption at a shareholders’ meeting duly called and held for such purpose.
          (c) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) not otherwise terminable by any party thereto on 180 calendar days’ or less notice to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions.
          (d) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Shareholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Merger Transactions.
     Section 3.4 Governmental Approvals. Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and any required Other Filing, (ii) compliance with the rules and regulations of the New York Stock Exchange, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (iv) filings required under, and compliance with other applicable requirements of, the HSR Act, (v) compliance with any applicable state securities or Blue Sky laws and (vi) the approvals set forth on Section 3.4 of the Company Disclosure Schedule, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority or any stock market or stock exchange on which shares of Company Common Stock are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair or delay the consummation of the Merger Transactions.
     Section 3.5 Company SEC Documents; Undisclosed Liabilities.
          (a) Since February 3, 2008, the Company has filed with or furnished to the SEC, on a timely basis, all required registration statements, certifications, reports and proxy statements (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. There has been no material correspondence between the SEC and the Company since February 3, 2008 that is not available on the SEC’s Electronic Data Gathering and Retrieval database. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.
          (b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC

Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except (i) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that will not be material).
          (c) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) set forth, described or reserved against in the balance sheet of the Company and its Subsidiaries (including in the notes thereto) as of the Balance Sheet Date included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the Merger Transactions or (iv) as would not reasonably be expected to have a Material Adverse Effect. There are no (i) unconsolidated Subsidiaries of the Company or (ii) off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act (or any other material off-balance sheet liabilities) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.
          (d) (i) Since February 3, 2008, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.
          (ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 of the Exchange Act.
          (iii) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.
          (e) The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (including any amendment or supplement or document incorporated by reference) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting, and each Other Filing shall not, on the date such Other Filing and any amendment or supplement to such Other Filing is filed with the SEC, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting or subject matter which has become false or misleading. The Proxy Statement and each Other Filing will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any Other Filing.
     Section 3.6 Absence of Certain Changes. Since January 31, 2010, (a) through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business, (b) there has not been any Material Adverse Effect or any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions and (c) through the date of this Agreement, there has not occurred any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Sections 5.1(a)(iv), (v), (vii), (viii), (ix), (x), (xii), (xiv), (xv), (xvi), (xx) and, with respect to such Sections, (xxi). Since October 30, 2010 through the date of this Agreement, there has not occurred any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Sections 5.1(a)(i), (ii), (iii), (vi), (xi), (xiii), (xvii), (xviii), (xix) and, with respect to such Sections, (xxi).
     Section 3.7 Legal Proceedings. Except as would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions, there is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, suit, inquiry, investigation, arbitration or action (an “Action”), against the Company or any of its Subsidiaries, or any injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority. Except as would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions, there are no injunctions, orders, judgments, rulings, decrees, awards, writs, stipulations, arbitration awards or other requirements of any kind outstanding against the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries are subject.
     Section 3.8 Compliance With Laws; Permits.
          (a) The Company and its Subsidiaries are, and since February 3, 2008 have been, in compliance with all, and have not breached or violated any, state or federal laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except for such non-compliance as would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions.
          (b) The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of all Permits, except for such non-compliance as would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions.
          (c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair or delay the consummation of the transactions, (i) none of the Company, its Subsidiaries or their respective employees and representatives have given, loaned, paid, promised, offered or authorized the payments, directly or indirectly through a third party, of anything of value to any “foreign official,” as defined in the FCPA, to persuade that official to help the Company, or any other Person, obtain or keep business or to secure some other improper advantage in violation of the FCPA, (ii) the Company and its Subsidiaries make and keep books, records and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA, and (iii) the Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA and / or any similar law will be prevented, detected and deterred.
     Section 3.9 Affiliate Transactions. To the Knowledge of the Company, since February 3, 2008, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Filed SEC Documents publicly filed prior to the date hereof.
     Section 3.10 Tax Matters. Except as set forth on Section 3.10 of the Company Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect:
          (a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all respects.
          (b) All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that (i) are being contested in good faith, (ii) have not been finally determined or (iii) have been adequately reserved against in accordance with GAAP on the balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date. The unpaid Taxes of the Company and its Subsidiaries for all taxable periods and portions thereof through the Balance Sheet Date did not, as of the Balance Sheet Date, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes) set forth on the Company Balance Sheet. The Company has not since the Balance Sheet Date incurred any liability for Taxes other than in the ordinary course of business.
          (c) There are no pending, nor has the Company or any of its Subsidiaries received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries, nor are any such audits, examinations, investigations, claims or other proceedings in progress.
          (d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.
          (e) None of the Company or any of its Subsidiaries, nor any of their predecessors by merger or consolidation, has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

          (f) All amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Authority.
          (g) No deficiency for, or any proposed adjustment of, any Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies or adjustments that have been satisfied by payment in full, settled or withdrawn.
          (h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any amount of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).
          (i) No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings (including any application for a change in accounting method under Section 481 of the Code) have been entered into with, issued by, or filed with any Governmental Authority with respect to or relating to the Company or any of its Subsidiaries that could affect Tax Returns or Taxes of the Company or any of its Subsidiaries for taxable periods or portions thereof beginning on or after the Closing Date.
          (j) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any actual or potential liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).
          (k) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
          (l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) beginning on or after the Closing Date as a result of indebtedness discharged with respect to which an election has been made under Section 108(i) of the Code.
          (m) For purposes of this Agreement: (x) “Tax” shall mean any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of a contractual obligation or being a transferee or successor and (y) “Tax Returns” shall mean returns, reports, claims for refund, declarations and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority, domestic or foreign, including consolidated, combined and unitary tax returns.
     Section 3.11 Employee Benefits.
          (a) Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) the Company Plan document, including any amendments thereto and in the case of an unwritten Company Plan, a written description thereof, (2) annual reports (Form 5500 series) required to be filed with the IRS with respect to the three most recent plan years, together with audited financial statements and actuarial valuation reports, (3) the most recent IRS determination or opinion letter, (4) the summary plan description and all modifications thereto, (5) each insurance or group annuity contract or other funding vehicle relating thereto and (6) for the last three plan years, all material correspondence with the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority regarding the operation or the administration of such material Company Plan.
          (b) Each Company Plan has been, in all material respects, established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Plan. Neither the Company nor its Subsidiaries is or reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, except as previously disclosed to Parent, and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to such plan. No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers who reside or work outside of the United States.
          (c) Except as set forth on Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA (an “ERISA Affiliate”) has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA. With respect to any multiemployer plan contributed to by the Company or any ERISA Affiliate, (i) none of the Company or any ERISA Affiliate has incurred any material withdrawal liability under Title IV of ERISA which remains unsatisfied, and (ii) a complete withdrawal from all such multiemployer plans at the Effective Time would not result in any material liability to the Company and its Subsidiaries, taken as a whole.
          (d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment to any current or former employee of the Company or its Subsidiaries, other than pursuant to Section 4980B of the Code.
          (e) Except as set forth on Section 3.11(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, shareholder approval of the Merger Transactions nor the consummation of the Merger Transactions could, either alone or in combination with another event, (i) entitle any employee, director or officer of the Company or any of its Subsidiaries to severance pay or any increase in severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.
          (f) Except as set forth on Section 3.11(f) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, shareholder approval of the Merger Transactions nor the consummation of the Merger Transactions could, either alone or in combination with another event, (i) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or due to the failure of any payment to such disqualified individual to be deductible under of Section 280G of the Code or (ii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has made available to Parent true, correct and complete copies of any 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the Merger Transactions.
          (g) To the Company’s Knowledge, each Company Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. Neither the Company nor any Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any interest or penalties incurred pursuant to Section 409A of the Code.
          (h) Except as set forth on Section 3.11(h) of the Company Disclosure Schedule, no amount has been paid by the Company or any Subsidiary of the Company in connection with the Merger, and no amount is expected to be paid by the Company or any Subsidiary of the Company prior to the Effective Time, which would be subject to the provisions of Section 162(m) of the Code such that all or a portion of such payments would not be deductible by the payor.
     Section 3.12 Labor Matters.
          (a) Except as set forth on Section 3.12(a) of the Company Disclosure Schedule or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization; (ii) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization; (iii) no employees of the Company or any of its Subsidiaries are represented by any labor union or works council; (iv) as of the date hereof there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage; (v) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority; and (vi) there is no pending or, to the Knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company or any of its Subsidiaries.
          (b) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is in material compliance with all applicable federal, state, local and foreign Laws related to the employer-employee relationship, including applicable wage and hour Laws, labor relations, employment discrimination, employment conditions, employment practices, fair employment Laws, safety Laws, workers’ compensation statutes, unemployment Laws and social security Laws, and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Laws in respect of any reduction in force, including notice, information and consultation requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
          (c) Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, no individual who has performed services for the Company or any Subsidiary of the Company has been improperly excluded from participation in any Company Plan, and neither the Company nor any Subsidiary of the Company has any direct or indirect material liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer. As of the date hereof, to the Knowledge of the Company, no current executive, key employee or group of employees has given notice of termination of employment with the Company or any Subsidiary of the Company.
     Section 3.13 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (A) each of the Company and its Subsidiaries is and has been in compliance with all applicable Laws or other legal requirements relating to the protection of the environment, or human health and safety as it relates to the release of any Hazardous Materials (“Environmental Laws”), which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses as presently conducted, (B) there is no investigation, suit, claim, notice of violation, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or related to any real property owned, operated or leased by the Company or any of its Subsidiaries, (C) neither the Company nor any of its Subsidiaries has received any written notice of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws and (D) there are and have been no Hazardous Materials released on, at or from any real property currently or formerly owned or leased by the Company or any of its Subsidiaries in a manner and concentration that would reasonably be expected to result in any claim against the Company or its Subsidiaries under any Environmental Law. Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.13 constitute the sole representations and warranties relating to any Environmental Law or Hazardous Materials.

     Section 3.14 Intellectual Property.
          (a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property owned by the Company or any of its Subsidiaries, indicating for each item (to the extent applicable) the record owner, the registration, issuance or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”). Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, collectively, the sole and exclusive owners (beneficially, and, where applicable, of record) of the Scheduled Intellectual Property, which Scheduled Intellectual Property is free and clear of all Liens other than Permitted Liens. To the Knowledge of the Company and except as would not reasonably be expected to have a Material Adverse Effect, (i) all of the Scheduled Intellectual Property is valid and enforceable and (ii) none of the Intellectual Property owned by the Company or any of its Subsidiaries is being misappropriated, violated or infringed by any third party. Except as would not reasonably be expected to have a Material Adverse Effect, there is no litigation, opposition or cancellation proceeding or written objection or claim pending, asserted or, to Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registerability or enforceability of any Intellectual Property owned by the Company or any Subsidiary of the Company.
          (b) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) neither the Company nor any of its Subsidiaries have infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of any Person and (ii) no claims are pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property.
          (c) To the Knowledge of the Company, the Company and its Subsidiaries, collectively, own or have the right to use all Intellectual Property used or held in the operation of their business as presently conducted, except to the extent the failure to own or hold such rights, would not reasonably be expected to have a Material Adverse Effect.
          (d) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve any material Intellectual Property owned by the Company or its Subsidiaries, including by taking commercially reasonable measures necessary to protect the confidentiality of all material trade secrets that are owned, used or held by them.
          (e) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries maintain policies and procedures regarding the privacy and security of customer, employee and other material confidential business data that are commercially reasonable. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all such policies and procedures and other legal requirements pertaining to data privacy and data security. To the Knowledge of the Company, except as has not had and would not reasonably be expected to have a Material Adverse Effect, there have been no material losses, thefts, unauthorized uses or security breaches relating to data used in the business of the Company and its Subsidiaries and no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company or its Subsidiaries or a contractor or agent acting on behalf of the Company or its Subsidiaries.
          (f) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries except where failure to do so has not had and would not reasonably be expected to have a Material Adverse Effect. Within the last two (2) years, no operation or performance failure of the IT Assets has had or would reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system security, system redundancy, and disaster avoidance and recovery procedures with respect to the IT Assets, consistent with industry practices. The Company and its Subsidiaries possess or control such source code, object code and documentation for Software as is reasonably necessary to develop, support or maintain the IT Assets for use in the Company’s and its Subsidiaries’ business except where the failure to possess or control such code or documentation would not reasonably be expected to have a Material Adverse Effect.
     Section 3.15 Rights Agreement; Anti-Takeover Provisions.
          (a) The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
          (b) Assuming the accuracy of the representations and warranties set forth in Section 4.14 (other than de minimis inaccuracies), the Board of Directors of the Company has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company, including OGCL Sections 1701.83, 1701.831 and 1701.832, does not, and will not, apply to this Agreement or the Transactions.
     Section 3.16 Property. Except as would not reasonably be expected to have a Material Adverse Effect, (a) (i) the Company or one of its Subsidiaries has good and valid title to all of the real estate owned by the Company or any of its Subsidiaries as set forth on Section 3.16 of the Company Disclosure Schedule (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens), (ii) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof, and (iii) there are no outstanding options, rights of first refusal, rights of first offer, rights of reverter or other third party rights to purchase such Owned Real Property, (b) the Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease (such leased property, together with the Owned Real Property, the “Real Property”), free and clear of all Liens (other than Permitted Liens), (c) none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting the Owned Real Property or any material Company Lease, which default continues on the date of this Agreement and (d) to the Knowledge of the Company all material buildings, facilities, structures, fixtures, building systems and equipment included in the Real Property (giving due account to the age and length of use of same, ordinary wear and tear except) are structurally sound, are in good operating condition and repair (except for ordinary, routine maintenance and repairs that are not material in nature or cost), and are adequate for the uses to which they are currently being put.
     Section 3.17 Contracts.
          (a) Except for (A) this Agreement, (B) each Company Plan, (C) purchase orders and merchandise purchase agreements entered into in the ordinary course of business, and (D) the contracts filed as exhibits to the Filed SEC Documents, Section 3.17(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:
          (i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;
          (ii) with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;
          (iii) provide for Indebtedness of the Company having an outstanding amount in excess of $1 million individually or $2 million in the aggregate, other than any Indebtedness between or among any of the Company and any of its Subsidiaries;
          (iv) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (A) for aggregate consideration under such Contract (or series of related Contracts) in excess of $2 million or (B) that contain indemnification, “earn-out” or other contingent obligations that are still in effect and, individually, would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $500,000 (in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory, merchandise, products, services properties and other assets in the ordinary course of business);
          (v) are Contracts (or a series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, during the Company’s 2010 or 2011 fiscal year of $5 million or more, other than those that can be terminated by the Company or any of its Subsidiaries on less than 91 days’ notice without payment by the Company or any Subsidiary of any material penalty;
          (vi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company;
          (vii) are license agreements pursuant to which the Company or any of its Subsidiaries (A) licenses in Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (other than license agreements for commercially available off-the shelf software on standard terms) and provides for annual payments by the Company or any of its Subsidiaries in excess of $100,000; or (B) licenses out Intellectual Property owned by the Company or any of its Subsidiaries and provides for annual payments to the Company or any of its Subsidiaries in excess of $1 million;
          (viii) other than licenses of Intellectual Property (which are addressed in subsection (vii) above), contains provisions that prohibit the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company from competing in any material line of business or grants a right of exclusivity to any Person which prevents the Company or a Subsidiary from entering any territory, market or field or freely engaging in business anywhere in the world (including any agreement pursuant to which the Company or any of its Subsidiaries grants to any party most-favored-nation or similar rights), other than leases containing customary radius restrictions; or
          (ix) provides for the payment, increase or vesting of any benefits or compensation in connection with the Merger Transactions.
          (b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and, subject to the Bankruptcy and Equity Exception, enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, would not reasonably be expected to have, a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance, would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions, (iii) neither the Company nor any of its Subsidiaries has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default, would not reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have, a Material Adverse Effect or prevent or materially impair or delay the consummation of the Merger Transactions; and (v) to the Knowledge of the Company, the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.
     Section 3.18 Suppliers. Section 3.18 of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten largest suppliers or vendors (“Suppliers”) to the Company and its Subsidiaries (based on purchases from January 31, 2010 through the date of this Agreement). No Supplier has reduced or otherwise discontinued, or threatened to reduce or discontinue, supplying such goods, materials or services to the Company or any Subsidiary on reasonable terms, except for such matters as have not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 3.18 of the Company Disclosure Schedule or would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Supplier that such Supplier intends to terminate, or not renew, its relationship with the Company or its Subsidiaries and, to the Knowledge of the Company, no such Supplier for which the Company does not have a reasonable replacement intends to cancel or otherwise terminate its relationship with the Company and its Subsidiaries.
     Section 3.19 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all material insurance policies maintained by the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, and in amounts sufficient to comply with all Material Contracts to which the Company or its Subsidiaries are parties or are otherwise bound, and (ii) all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.
     Section 3.20 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC (“J.P. Morgan”) and the Board of Directors and the Special Committee have received the opinion of Centerview Partners LLC (“Centerview”), to the effect that, as of the respective dates of such opinions, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of shares of Company Common Stock is fair, from a financial point of view, to such holders and a copy of such opinions will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company. It is agreed and understood that such opinions are for the benefit of the Company’s Board of Directors and the Special Committee (in the case of the Centerview opinion) and may not be relied on by Parent or Merger Sub.
     Section 3.21 Brokers and Other Advisors.
          (a) Except for J.P. Morgan and Centerview, who have been engaged by the Company in connection with the Merger Transactions, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
          (b) Section 3.21 of the Company Disclosure Letter sets forth the Company’s good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses it will incur to its Representatives in connection with this Agreement and the Merger Transactions.
     Section 3.22 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.

ARTICLE IV
Representations and Warranties of Parent and Merger Sub
     Parent and Merger Sub jointly and severally represent and warrant to the Company, except as set forth on the Parent Disclosure Schedule delivered to the Company on the date hereof (the “Parent Disclosure Schedule”):
     Section 4.1 Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, by-laws or comparable governing documents each as amended to the date of this Agreement.
     Section 4.2 Authority; Noncontravention.
          (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by the Boards of Directors of Parent and Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than approval of the Merger by Parent in its capacity as sole shareholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Parent and Merger Sub have (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Parent and Merger Sub and their respective shareholders, and (ii) unanimously adopted resolutions that have approved this Agreement, the Merger and the Transactions, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
          (b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, code of regulations, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to have a Parent Material Adverse Effect.
     Section 4.3 Governmental Approvals. Except for (i) compliance with the applicable requirements of the Exchange Act including, without limitation, the filing with the SEC of the Proxy Statement and any required Other Filing, (ii) compliance with the rules and regulations of The New York Stock Exchange, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iv) filings required under, and compliance with other applicable requirements of, the HSR Act and (v) compliance with any applicable state securities or Blue Sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect.
     Section 4.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.
     Section 4.5 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Funding Letter”) from Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively the “Equity Providers” and each an “Equity Provider”) to each purchase for cash, in each case subject to the terms and conditions therein, equity securities of Parent in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (ii) executed commitment letters and Redacted Fee Letter from the financial institutions identified therein (the “Debt Commitment Letters” and, together with the Equity Funding Letter, the “Financing

Letters”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Funding Letter or the Debt Commitment Letters has been amended or modified, no such amendment or modification is contemplated, and the respective obligations and commitments contained in such letters have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letter and the Debt Commitment Letters that are payable on or prior to the date hereof, and the Financing Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, and, with respect to the Equity Funding Letter, each of the Guarantors, as the case may be, subject to the Bankruptcy and Equity Exception. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in or expressly contemplated by the Financing Letters (including any “market flex” provisions applicable to the Financing Letters). Assuming (i) the Financing is funded in accordance with the Equity Funding Letter and the Debt Commitment Letters, as applicable, (ii) the accuracy in all material respects of the representations and warranties set forth in Article III (without giving effect to any materiality or “Material Adverse Effect” qualifications or any Knowledge qualifications) and (iii) the performance by the Company of its obligations under Section 5.1, as of the date hereof, the net proceeds contemplated by the Equity Funding Letter and the Debt Commitment Letters will, together with Company cash, in the aggregate, be sufficient to pay the aggregate Merger Consideration and Designated Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Letters) and any other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Transactions. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub, under the Equity Funding Letter or the Debt Commitment Letters; provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article III. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing; provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article III, or compliance by the Company of its obligations hereunder. As of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Letters, (ii) any customary engagement letter(s) and non-disclosure agreements(s), and (iii) as do not impact the conditionality or aggregate amount of the Financing.
     Section 4.6 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of each Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guaranty, subject to the Bankruptcy and Equity Exception.
     Section 4.7 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and after giving effect to the Transactions, any alternative financing and the payment of the aggregate Merger Consideration, (b) any other repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article III (without giving effect to any materiality or “Material Adverse Effect” qualifications or any Knowledge qualifications), (d) the performance by the Company of its obligations under Section 5.1, (e) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, (f) payment of all amounts required to be paid in connection with the consummation of the Transactions, and (g) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, and (d) such Person is not insolvent under Section 1336 of the Ohio Revised Code (the Ohio Uniform Fraudulent Transfer Act). For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
     Section 4.8 Certain Arrangements. Except as previously disclosed to the Company, as of the date of this Agreement, there are no Contracts or arrangements or commitments to enter into Contracts or arrangements (i) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate to the Company or any of its Subsidiaries or the Transactions or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.
     Section 4.9 Brokers and Other Advisors. As of the date hereof, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Parent or Merger Sub or any of their Affiliates.
     Section 4.10 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective shareholders, directors, officers, employees, Affiliates or representatives, or the use by Parent, Merger Sub or their respective shareholders, directors, officers, employees, Affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective shareholders, directors, officers, employees, Affiliates or representatives in anticipation or contemplation of any of the Transactions, other than fraud in connection therewith.
     Section 4.11 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, with respect thereto, other than fraud in connection therewith.
     Section 4.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (including any amendment or supplement or document incorporated by reference) or any Other Filing shall, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of any Other Filing, on the date such Other Filing and any amendment or supplement to such Other Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or, with respect to the Proxy Statement, omit to state any material fact required to be stated in the Proxy Statement or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.
     Section 4.13 Litigation. As of the date of this Agreement, there is no pending, or to the knowledge of Parent or Merger Sub, threatened, Action against Parent or Merger Sub or injunction, order, judgment, ruling, decree or writ imposed upon Parent or Merger Sub, in each case, by or before any Governmental Authority, that seeks to enjoin, or would reasonably be likely to have the effect of preventing, making illegal, or otherwise interfering with, any of the Transactions, except as would not reasonably be expected to have a Parent Material Adverse Effect.
     Section 4.14 Ownership of Company Common Stock. Except as contemplated by Section 5.11(f), neither Parent nor Merger Sub nor any of their Affiliates or associates (as defined in Chapter 1704 of the Ohio Revised Code) beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder or Chapter 1704 of the Ohio Revised Code), or will prior to the Closing Date beneficially own, any Company Common Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Company Common Stock, each as may be amended from time to time. Neither Parent nor Merger Sub nor any of their “Affiliates” or “Associates” is or has been an “Interested Party,” as such quoted terms are defined in Article TENTH of the articles of incorporation of the Company.
ARTICLE V
Additional Covenants and Agreements
     Section 5.1 Conduct of Business.

          (a) Except as required by applicable Law, any Contract set forth on the Company Disclosure Schedule and fully disclosed to Parent on or prior to the date hereof or any Governmental Authority, or as expressly required or permitted by this Agreement or as described in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.1), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable efforts to preserve its and each of its Subsidiaries’ assets, rights, properties and business organizations intact and maintain existing relations with key customers, suppliers, distributors, employees and other Persons with whom the Company or its Subsidiaries have business relationships. Without limiting the generality of the foregoing, and except as required by applicable Law or otherwise expressly required or permitted by this Agreement or as described in Section 5.1(a) of the Company Disclosure Schedule, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned):
          (i) issue, sell or grant any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interest, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its capital stock or other equity or voting interest, except (x) that the Company may issue shares of Company Common Stock as required to be issued upon exercise or settlement of Options or other equity awards or obligations under the Company Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plans and the ASOP in effect on the date hereof, (y) in connection with the purchase or sale of Company Common Stock under the Company 401(k) Plan, in each case in accordance with their present terms and (z) in connection with the delivery or conversion of existing Performance Share and RSU awards, in each case, in the ordinary course of business consistent with past practice;
          (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interest, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interest, except (A) the acquisition by the Company of Company Common Stock in connection with the surrender of Company Common Stock by holders of Options in order to pay the exercise price of Options, (B) pursuant to written commitments in effect as of the date hereof only from former employees or directors in connection with any termination of services to the Company or any of its Subsidiaries, (C) in connection with withholding to satisfy Tax obligations with respect to Options or other equity awards or obligations under the Company Stock Plans, acquisitions in connection with the forfeiture of Options or other equity awards or obligations under the Company Stock Plans, or acquisitions in connection with the net exercise of Options or other equity awards or obligations under the Company Stock Plans, (D) the acquisition by the Company of Options, Restricted Shares and Performance Shares in connection with the forfeiture of such awards, (E) the acquisition by the trustee of the Company 401(k) Plan of Company Common Stock in order to satisfy participant investment elections under the Company 401(k) Plan, and (F) the acquisition by the trustee of the ASOP of Company Common Stock in order to satisfy the exercise of participant rights under the ASOP, in each case, in the ordinary course of business consistent with past practice;
          (iii) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interest;
          (iv) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interest;
          (v) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
          (vi) (A) incur, issue, modify, renew, syndicate or refinance any Indebtedness (excluding any letters of credit issued in the ordinary course of business consistent with past practice), except for (x) Indebtedness incurred in the ordinary course of business consistent with past practice under the existing credit facility listed on Section 3.17(a)(iii) of the Company Disclosure Schedule and (y) any other Indebtedness having a principal amount outstanding that is not in excess of $1 million individually or $2 million in the aggregate and that is prepayable at any time without penalty, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business consistent with past practice or (C) make any loans, capital contributions or advances to any Person (other than the Company and any wholly-owned Subsidiary of the Company);
          (vii) adopt or implement any shareholder rights agreement, “poison pill” or similar arrangement or plan;
          (viii) sell or lease, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price, individually or in the aggregate, exceeds $5 million, except (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer useful in the conduct of the business of the Company, (B) transfers among the Company and its Subsidiaries, (C) in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply, inventory or trading stock in the ordinary course of business), (D) sales or other dispositions of properties or assets that are not material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole and are made in the ordinary course of business consistent with past practice or (E) leases and subleases of Real Property, and voluntary terminations or surrenders of Company Leases, in each case, for properties of less than 50,000 square feet, in the ordinary course of business consistent with past practice;
          (ix) make or authorize capital expenditures except (w) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) in an amount not to exceed $5 million, (x) as disclosed in any Company SEC Documents or as budgeted in the Company’s current plan that was made available to Parent, (y) in the ordinary course of business consistent with past practice or (z) otherwise in an amount not to exceed $2.5 million in the aggregate;
          (x) make any acquisition (including by merger) of the capital stock or, except in the ordinary course of business consistent with past practice, a material portion of the assets of any other Person, in each case for consideration in excess of $2 million;
          (xi) other than as required by the terms of any applicable agreement or benefit plan in existence on the date of this Agreement and set forth on Section 3.11(a) of the Company Disclosure Schedule or as required by applicable Law (A) materially increase the compensation or benefits of any directors or executive officers of the Company (except for annual cash incentive grants and merit salary increases consistent with past practice), (B) provide increases in salaries, wages and benefits of employees who are not executive officers or directors of the Company other than in the ordinary course of business consistent with past practice, (C) enter into any change-in-control or retention agreement with any officer, employee, director or independent contractor, (D) enter into any employment, severance, termination or other similar agreement with any executive officer or director, (E) establish, adopt, terminate or materially amend any Company Plan or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in existence on the date hereof, except to the extent that such amendment would not result in more than a de minimis increase to the cost to the Company under such arrangement or plan or (F) hire any employee with an annual base salary in excess of $300,000;
          (xii) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period) materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) by Law, including Regulation S-X under the Securities Act, or by request of any Governmental Authority or (C) pursuant to the advice of Company’s independent certified accountants;
          (xiii) (A) modify, amend, terminate or waive any rights under any Material Contract other than in the ordinary course of business consistent with past practice, (B) enter into any Contract, which if entered into prior to the date hereof would have been a Material Contract, other than renewals or replacements of any existing Material Contract that is expiring by its terms, (the terms and conditions of which renewal or replacement Material Contract, in the aggregate are at least as favorable to the Company as the existing Material Contract) or (C) enter into any new Contract, which if entered into prior to the date hereof would have been a Material Contract, that contains a change in control provision in favor of the other party or parties thereto that does not exclude the Transactions or that would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions;
          (xiv) amend the Company Charter Documents (except pursuant to any shareholder proposals duly made and adopted at the Company’s 2011 Annual Meeting of Shareholders) or organizational documents of any Subsidiary;
          (xv) (A) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any Intellectual Property right owned by the Company or any of its Subsidiaries that is material to the conduct of their business or (B) other than in the ordinary course of business consistent with past practice, enter into any license, assignment or transfer agreement granting or transferring to a third party ownership of, or an exclusive right to use, any such Intellectual Property or any non-exclusive right to such Intellectual Property inconsistent with the Company’s or its Subsidiaries’ use of such Intellectual Property prior to the date hereof;
          (xvi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
          (xvii) grant any Lien (other than Permitted Liens) in any of its material assets other than (x) to secure Indebtedness permitted under Section 5.1(a)(vi), or (y) purchase money security interests not to exceed $2 million in connection with the acquisition of assets otherwise permitted by this Agreement;
          (xviii) fail to use its commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses;

          (xix) settle or compromise any pending or threatened suit, action or claim, other than settlements or compromises of any pending or threatened suit, action or claim (A) that do not exceed $750,000 in any single instance or in excess of $4 million in the aggregate, (B) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole, (C) that do not relate to the Transactions and (D) that do not involve the issuance of Company Securities or equity or voting interests;
          (xx) except as required by Law or as undertaken in the ordinary course of business consistent with past practice, (a) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period; (b) make, change or rescind any material Tax election; (c) settle or compromise any Tax liability, audit claim or assessment for an amount in excess of $1 million; or
          (xxi) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
          (b) If the Company identifies any activities of the Company or any of its Subsidiaries, including those activities of their respective directors, officers, managers, employees, independent contractors, representatives or agents, that the Company reasonably believes to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), the Company shall use reasonable best efforts to cause each of its Subsidiaries and Affiliates to cease such activities and take any additional remedial action reasonably requested by Parent or that the Company reasonably deems appropriate under the circumstances.
          (c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Subject to the provisions of Section 5.1(a)(xix) and Section 5.12, the Company shall be permitted to indemnify, defend and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (action or suit by or in the right of the Company to procure a judgment in its favor), whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement and to advance to such persons such amounts incurred in connection therewith as they are incurred, to the fullest extent provided in the Company Charter Documents.

     Section 5.2 Solicitation; Change in Recommendation.
          (a) Go-Shop Period. Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on February 14, 2011 (the “Go-Shop Period”), the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, any inquiries, proposals or offers that could constitute Takeover Proposals (or engage in other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in, and maintain discussions or negotiations with any Persons or groups of Persons with respect to any inquiries, proposals or offers that could constitute Takeover Proposals (or engage in other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that an Acceptable Confidentiality Agreement need not prohibit the submission of Takeover Proposals or amendments thereto to the Company’s Board of Directors (or any duly constituted and authorized committee thereof).
          (b) No Solicitation or Negotiation. Except as permitted by Section 5.2(c), the Company shall and shall cause each of its Subsidiaries and Representatives to (i) from 12:00 a.m. (New York City time) on February 15, 2011 (the “No-Shop Period Start Date”), immediately cease any solicitation, encouragement, discussions or negotiations (or other efforts) with any Persons that may be ongoing with respect to a Takeover Proposal and request that any such Person promptly return or destroy all confidential information concerning the Company and the Company’s Subsidiaries and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (C) enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal.
          (c) Conduct Following No-Shop Period Start Date. Notwithstanding anything to the contrary contained in Section 5.2(b) or any other provisions of this Agreement, if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a written Takeover Proposal from any Person or group of Persons, which Takeover Proposal was made or renewed on or after the No-Shop Period Start Date and did not result from any breach of this Section 5.2, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Company’s Board of Directors (or any duly constituted and authorized committee thereof) determines in its good faith judgment, after consulting with and receiving the advice of its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company shall promptly (and in any event within 48 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal. From and after the date hereof, the Company shall promptly (and in any event within 48 hours) (i) provide to Parent an unredacted (except, prior to the No-Shop Period Start Date, for the identity of the Person or group of Persons making such Takeover Proposal, which may be redacted during such period) copy of any such Takeover Proposal made in writing provided to the Company or any of its Subsidiaries (including any financing commitments (including any Redacted Fee Letters) relating thereto) and (ii) provide to Parent a written summary of the material terms of any such Takeover Proposal not made in writing (including any financing commitments and any Redacted Fee Letters relating thereto).
          (d) The Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal (whether made before or after the No-Shop Period Start Date) on a prompt basis (and in any event within 48 hours) and upon the request of Parent shall apprise Parent of the status of such Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.
          (e) No Change in Recommendation or Company Acquisition Agreement. Except as expressly permitted by this Section 5.2(e) or Section 5.2(f), the Board of Directors of the Company shall not (i)(A) fail to recommend to its shareholders that the Company Shareholder Approval be given (the “Company Board Recommendation”) or fail to include such recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (C) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication (it being understood that the Board of Directors of the Company may refrain from taking a position with respect to a Takeover Proposal until the close of business as of the tenth (10th) business day after the commencement of a tender offer in connection with such Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered such an adverse modification) or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company a Takeover Proposal (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 7.1(d)(ii). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, but not after, the Board of Directors of the Company may make a Company Adverse Recommendation Change, enter into a Company Acquisition Agreement or take any action pursuant to Section 7.1(d)(ii) if the Board of Directors of the Company has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) there is a reasonable probability that the failure to do so would cause the Board of Directors of the Company to violate its fiduciary duties to the Company’s shareholders under applicable Law and (y) such Takeover Proposal constitutes a Superior Proposal; provided, however, that (1) the Company has given Parent at least four (4) calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments (including Redacted Fee Letters) relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including any financing commitments (including Redacted Fee Letters) relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the three (3) calendar day period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement, the Financing Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Board of Directors of the Company or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect and (4) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least one business day (rather than the four (4) calendar days otherwise contemplated by clause (1) above); and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is in accordance with Section 7.1 and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Termination Fee in accordance with Section 7.3 prior to or concurrently with such termination.
          (f) Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, the Board of Directors of the Company may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (“Change of Recommendation”) if the Board of Directors of the Company or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that there is a reasonable probability that the failure to take such action would cause the Board of Directors of the Company to violate its fiduciary duties to the Company’s shareholders under applicable Law; provided, however, that such action shall not be in response to a Takeover Proposal or a Superior Proposal (which is addressed under Section 5.2(e)) and prior to taking such action, (x) the Board of Directors of the Company has given Parent at least four (4) calendar days’ prior written notice of its intention to take such action and a description of the reasons for the Change of Recommendation, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the three (3) calendar day period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement, the Financing Letters and the Guaranty in such a manner that would obviate the need for making such Change of Recommendation and (z) at the end of such notice period, the Board of Directors of the Company or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that there is a reasonable probability that the failure to effect a Change of Recommendation would cause the Board of Directors of the Company to violate its fiduciary duties to the Company’s shareholders under applicable Law.
          (g) Nothing in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided that, subject to Section 5.2(e)(i)(C), any disclosure permitted under this Section 5.2(g) that does not contain either an express rejection of any applicable Takeover Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change or (ii) complying with its disclosure obligations under applicable Law; provided that this clause (ii) shall not in any way limit or modify the effect, if any, that any such disclosure would have under the other provisions of Section 5.2.
          (h) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more; in each case, other than the Merger Transactions.
          (i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company or any duly constituted and authorized committee thereof has determined, after consultation with its outside legal counsel and financial advisors, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders (solely in their capacity as such) from a financial point of view than the Merger Transactions (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”
     Section 5.3 Preparation of the Proxy Statement; Shareholders Meeting.
          (a) Subject to Section 5.3(b), the Company shall take all actions in accordance with applicable Law, the Company Charter Documents and the rules of the New York Stock Exchange to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Shareholder Approvals, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement. Subject to Section 5.2, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its sole discretion, adjourn, recess or postpone the Company Shareholders Meeting (i) after consultation with Parent, and with Parent’s consent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders Meeting or (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.
          (b) As promptly as reasonably practicable after the execution of this Agreement (and in any event by January 18, 2011), the Company shall prepare the Proxy Statement and file it with the SEC and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its shareholders as promptly as reasonably practicable after the resolution of any such comments; provided that the Company shall be under no obligation to mail the Proxy Statement to its shareholders prior to the No-Shop Period Start Date. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement under applicable Law. Parent shall ensure that such information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent in good faith. The Company shall ensure that the Proxy Statement (i) will not, with respect to the Proxy Statement, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. In the event that the Company is required to file any other transaction statement or information statement pursuant to SEC rules in connection with the Merger Transactions (excluding current reports filed on Form 8-K and additional proxy materials filed on Schedule 14-A) (any such other transaction statement or information statement, an “Other Filing”), the provisions of this Section 5.3 relating to the Proxy Statement shall apply to such Other Filing mutatis mutandis.
     Section 5.4 Reasonable Best Efforts.
          (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest any claim, suit, action or other proceeding brought by a third party that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, in the case of each of clauses (i) through (iv) other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Section 5.4(c) below. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
          (b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (x) take all reasonable actions to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (y) if the restrictions of any state takeover statute or similar Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Law on the Transactions.
          (c) Each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger Transactions as promptly as reasonably practicable and in any event within fifteen business days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.
          (d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party with respect to information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority, give the other party the opportunity to attend and participate in and consult with the other party in advance regarding, any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to the Transactions.
          (e) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 5.4, each of the Company and Parent agree to provide promptly to each and every federal, state, local or foreign court or Governmental Authority with jurisdiction over enforcement of any applicable Antitrust Law (a “Governmental Antitrust Entity”) such non-privileged information and documents as requested by any such Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions.
     Section 5.5 Financing.
          (a) (i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Financing Letters (including any applicable “market flex” provisions), it being understood and agreed that a portion of the Financing may consist of a High Yield Note Transaction. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any material provision under the Financing Letters, if such amendment, modification or waiver (A) with respect to the Financing Letters, reduces the aggregate amount of the Financing unless the Debt Financing or the Equity Financing is increased by a corresponding amount no later than the date of such amendment, modification or waiver, (B) imposes additional conditions precedent to the initial availability of the Debt Financing or amends or modifies any of the existing conditions to the initial funding of the Financing in a manner that would reasonably be expected to delay, prevent or render materially less likely to occur the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (C) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto, in each of clauses (B) and (C), in any material respect. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 5.5, references to “Financing” and “Debt Financing” shall include the financing contemplated by the Financing Letters (including a High Yield Note Transaction referred to in the Debt Commitment Letters or the Redacted Fee Letter) as permitted to be amended, modified or replaced by this Section 5.5(a), and references to “Debt Commitment Letters” shall include such documents as permitted to be amended, modified or replaced by this Section 5.5(a). Notwithstanding anything to the contrary contained herein, each party to this Agreement confirms its understanding and agreement that (a) a portion of the Financing may consist of a High Yield Note Transaction in addition to or in lieu of a portion of other Financing contemplated by the Debt Commitment Letters, and (b) the Company’s obligations pursuant to Section 5.5(b) shall apply to both a High Yield Note Transaction and such other Financing contemplated by the Debt Commitment Letters.
               (ii) Each of Parent and Merger Sub shall use its reasonable best efforts to: (A) maintain in effect the Debt Commitment Letters until the Merger Transactions are consummated; (B) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including any applicable “market flex” provisions) contained in the Debt Commitment Letters (or on terms not materially less favorable to Parent or Merger Sub than the terms and conditions (including any applicable “market flex” provisions) in the Debt Commitment Letters;

provided that to the extent that a portion of the Debt Financing is funded pursuant to a High Yield Note Transaction, the amount of the other Debt Financing contemplated by the Debt Commitment Letters may be reduced accordingly and definitive agreements with respect to the Debt Financing so reduced need not be negotiated or entered into; (C) satisfy on a timely basis all conditions to funding in the Debt Commitment Letters that are within its control (including by consummating the financing pursuant to the terms and subject to the conditions of the Equity Funding Letter) and consummate the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letters (or terms otherwise acceptable to Parent and the applicable financing source) at or prior to the Closing; provided that to the extent that a portion of the Debt Financing is funded pursuant to a High Yield Note Transaction, the amount of the other Debt Financing contemplated by the Debt Commitment Letters may be reduced accordingly and the Debt Financing so reduced need not be consummated; (D) enforce its rights under the Debt Financing Commitments and cause the lenders and other Persons providing Financing to fund on the Closing Date the Financing required to consummate the Merger Transactions; and (E) comply in all material respects with its covenants and other obligations under the Financing Letters.
               (iii) Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing and provide to the Company copies of the material definitive documents for the Financing and shall give the Company prompt notice: (A) of any breach of any material provisions of any of the Financing Letters or definitive document related to the Financing by any party to any Financing Letters or definitive document related to the Financing of which it has actual knowledge; (B) of the receipt of any written notice or other written communication from a financing source for the Financing with respect to any: (x) actual or potential breach, default, termination or repudiation by any party to any Financing Letters or any definitive document related to the Financing or any material provisions of the Financing Letters or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing; and (C) of the occurrence of an event or development that Parent or Merger Sub expects to have a material and adverse impact on the ability of Parent or Merger Sub to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms, in the manner or from the sources contemplated by the Financing Letters or the definitive documents related to the Financing. As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to the immediately preceding sentence; provided that Merger Sub shall not be required to provide any information to the extent it would result in the waiver of an attorney-client privilege or violate any applicable confidentiality obligation in the Debt Commitment Letters. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letters, (x) Parent and Merger Sub shall promptly notify the Company and (y) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger Transactions with terms and conditions not materially less favorable in the aggregate (including the “market flex” provisions), to Parent and Merger Sub (and their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letters as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.
               (iv) Notwithstanding anything contained in this Section 5.5 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required (A) to amend or waive any of the terms or conditions hereof or (B) to consummate the Closing any earlier than the first business day after the final day of the Marketing Period.
          (b) Prior to the Closing Date, the Company shall use reasonable best efforts to provide and to cause its Subsidiaries and Representatives, including legal, finance and accounting, to provide, to Parent and Merger Sub, at Parent’s sole expense, all reasonable cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, and including a High Yield Note Transaction, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including:
               (i) furnishing Parent and Merger Sub and their Debt Financing source, as promptly as practicable following Parent’s request, (A) financial statements, financial data and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (excluding pro forma financial statements, pro forma adjustments and information relating specifically to the Financing (but not historical information relating to the Company and its Subsidiaries and forward looking information regarding the Company and its Subsidiaries otherwise required by applicable Law) included in liquidity and capital resources disclosure and risk factors relating to the Financing which shall be the responsibility of Parent and Merger Sub) for registered offerings of secured or unsecured high yield non-convertible debt securities on Form S-1, as at the time during the Company’s fiscal year when such an offering will be made to finance the transactions contemplated by this Agreement, to the extent that the same is of the type and form that would be customarily included in an offering memorandum (the “144A Offering Memorandum”) for the private placements of secured or unsecured high-yield non-convertible debt securities under Rule 144A under the Securities Act (provided that in no circumstance shall the Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A Offering Memorandum for high-yield non-convertible debt securities) and (B) information relating to the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations and business plan or budget of the Company and its Subsidiaries) customary for the placement, arrangement and/or syndication of loans or distribution of mezzanine debt contemplated by the Debt Commitment Letters (the “Bank Financing”), to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of loans (collectively, the “Bank Loan and Mezzanine Debt Marketing Material” and together with the 144A Offering Memorandum, the “Required Information”);
               (ii) furnishing Parent and Merger Sub and their Debt Financing sources, as promptly as practicable, with such financial and other information regarding the Company and its Subsidiaries the receipt of which is an express condition to the obligations of a Debt Financing source under a Debt Commitment Letters, including information necessary to run lien searches that are required to be delivered thereunder;
               (iii) participating in a reasonable and limited number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing;
               (iv) assisting Parent with its preparation of materials for rating agency presentations, offering documents, offering circular or private placement memoranda, bank information memoranda, prospectuses and similar documents to be used in connection with the Available Financing; provided that any private placement memoranda or prospectuses in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;
               (v) using reasonable best efforts to obtain accountant’s comfort letters and legal opinions (it being understood that Parent’s counsel will provide customary opinions as to matters of Ohio, New York, and Delaware law, U.S. federal law and the laws of other jurisdiction as appropriate), customary for financings similar to the Financing and reasonably requested by Parent;
               (vi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time;
               (vii) executing and delivering any pledge and security documents at the Closing, other definitive financing documents or other certificates (including customary officers certificates) and documents as may be reasonably requested by Parent (including customary evidence of insurance and a solvency certificate of the chief financial officer of the Company, as contemplated by the Debt Commitment Letters);
               (viii) requesting accountants to consent to the use of their reports in any material relating to the Available Financing;
               (ix) assisting Parent in its (A) preparation of one or more credit agreements, note purchase agreements, indentures, purchase agreements, registration rights agreements, currency or interest hedging agreements, or other agreements or (B) amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Available Financing; provided that any such agreements or amendments shall not take effect until Closing and no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time;
               (x) in connection with the Bank Financing contemplated by the Debt Commitment Letters, providing customary authorization letters to the Debt Financing source authorizing the distribution of information to prospective lenders;
               (xi) cooperating reasonably with each Debt Financing source’s due diligence, to the extent customary;
               (xii) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness contemplated by the Debt Commitment Letters to be paid off, discharged and terminated on the Closing Date; and
               (xiii) assisting Parent and Merger Sub in obtaining a public corporate family rating for the Surviving Corporation from Moody’s Investor Services, a public corporate credit rating for the Surviving Corporation from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating for each of the debt facilities and notes from each of such rating agencies;
provided, however, that no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument shall be effective until the Effective Time and, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Available Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.5 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than historical information relating to the Company or its Subsidiaries).
     Section 5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 5.2, unless and until a Company Adverse Recommendation Change has occurred in accordance with Section 5.2(e), so long as this Agreement is in effect, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the Transactions without the prior consent of the other (which consent shall not be unreasonably withheld or delayed). Nothing in this Section 5.6 shall limit a party’s ability to make any disclosure required by Law, applicable fiduciary duties or by any applicable listing agreement with a national securities exchange or interdealer quotation service as determined in the good faith judgment of the party proposing to make such release or other public announcement (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party, if practicable) or by the request of any Governmental Authority.
     Section 5.7 Access to Information; Confidentiality. Subject to applicable Laws, upon reasonable prior notice, the Company shall afford to Parent and Parent’s Representatives and sources of Debt Financing and, after the No-Shop Period Start Date, other sources of financing, reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent and its sources of Debt Financing and such other sources of financing and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives and sources of Debt Financing shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, waive the protection of an attorney-client privilege, or expose the Company to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. Without limiting the generality of this Section 5.7, from the date of this Agreement until the Effective Time, the Company will furnish to the Parent promptly after becoming available (to the extent such items become available), (i) monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use, (ii) any update of its outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use and (iii) monthly same store results. All requests for information made pursuant to this Section 5.7 shall be directed to the General Counsel of the Company or other Person designated by the Company. Until the Effective Time, the information provided will be subject to the terms of the letter agreement dated as of November 23, 2010, by and among the Company and Leonard Green & Partners, L.P. (as may be amended from time to time, the “Confidentiality Agreement”) and the letter agreement dated October 27, 2010, between an Affiliate of Parent and the Company (the “Short Form Confidentiality Agreement”); it being understood and agreed that any such information may be disclosed and used as contemplated by Section 5.5(b) and the other provisions of this Section 5.7.
     Section 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions.
     Section 5.9 Indemnification and Insurance.
          (a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company, each employee who serves as a fiduciary of a Company Plan and each member of the Benefits Plan Advisory Committee (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such

Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transactions or the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries or in any agreement in existence as of the date hereof and filed as an exhibit to or scheduled as an exhibit to any Company SEC Document providing for indemnification between the Company and any director. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, shall cause, unless otherwise required by Law, the articles of incorporation and code of regulations of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Effective Time until six years from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.9 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.9) as incurred to the fullest extent permitted under applicable Law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.9(a).
          (b) The Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.9 (each, a “Claim”); provided that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

          (c) For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the annual premium for such insurance shall exceed 300% of the current annual premium (such 300% threshold, the “Maximum Premium”), then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium not in excess of the Maximum Premium. The Company may prior to the Effective Time purchase, for an aggregate amount not to exceed the aggregate Maximum Premium for six years, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.9(c) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
          (d) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).
          (e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.9.

          (f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.
     Section 5.10 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     Section 5.11 Employee Matters.
          (a) For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, (i) with respect to those employees of the Company and its Subsidiaries who are actively employed as of immediately prior to the Effective Time (“Company Employees”), (A) base salary and annual target bonus opportunities which are no less favorable than the base salary and annual cash target bonus opportunities provided by the Company and its Subsidiaries immediately prior to the Effective Time, (B) pension and welfare benefits and perquisites that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (C) severance benefits that are no less favorable than the severance benefits provided to the Company Employees immediately prior to the Effective Time and set forth on Section 5.11(a)(i)(C) of the Company Disclosure Schedule, and (ii) with respect to the Vice Presidents, Corporate Managers, District Managers and Director level employees of the Company and its Subsidiaries who are actively employed as of immediately prior to the Effective Time (“Designated Company Employees”), long-term performance-based incentive opportunities which are substantially comparable in the aggregate to the long-term equity and equity-based incentive opportunities (other than the ASOP) (whether payable in equity or in cash) provided by the Company and its Subsidiaries to such Designated Company Employees immediately prior to the Effective Time; provided, however, that nothing in this Agreement shall prohibit the Surviving Corporation from terminating the employment of any Company Employee.
          (b) For purposes of vesting, vacation and sick time credit and eligibility to participate (but not for benefit accrual purposes under any defined benefit pension plan) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall use its commercially reasonable efforts to cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall use its commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (c) Parent shall, and shall cause the Surviving Corporation and any successor thereto to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the agreements identified in Section 5.11(c) of the Company Disclosure Schedule.
          (d) The Company shall be permitted, prior to the Effective Time, (I) to pay annual bonuses for fiscal 2011 in an amount equal to the annual bonus earned by participants for the 2011 fiscal year and (II) to establish bonus targets, maximums and performance goals for fiscal 2012 in the ordinary course of business consistent with past practice.
          (e) Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of each Company Plan will occur upon the Effective Time.
          (f) For the avoidance of doubt, nothing in this Agreement shall prohibit Parent, Merger Sub and their Affiliates from entering into agreements with members of management for post-Closing employment with the Company or its Affiliates and/or the acquisition of securities of Parent (whether in exchange for securities of the Company held by such members of management or otherwise) as of immediately prior to the Effective Time (any such agreement, a “Management Agreement”); provided that no such Management Agreement may be entered into on or prior to the No-Shop Period Start Date and each Management Agreement shall provide for termination upon any termination of the Merger Agreement in accordance with its terms. For the avoidance of doubt, any equity interests in the Company contributed to Parent pursuant to a Management Agreement shall be deemed held by Parent as of the Closing for all purposes of Article II.
          (g) The provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Company Plan, New Plan or other benefit plan, agreement or arrangement, (ii) limit the right of Parent, the Company or their respective Subsidiaries to amend, terminate or otherwise modify any Company Plan, New Plan or other benefit plan, agreement or arrangement following the Effective Time, or (iii) create any third-party beneficiary or other right (x) in any Person, including any current or former employee of the Company or any Subsidiary of the Company, any participant in any Company Plan, New Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof) or (y) to continued employment with Parent, the Company or any Subsidiary of the Company.
     Section 5.12 Notification of Certain Matters; Shareholder Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s knowledge, on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent.
     Section 5.13 SEC Filings. Prior to the Effective Time, the Company shall file with or furnish to the SEC, on a timely basis, all required registration statements, certifications, reports (including annual, quarterly and periodic reports) and proxy statements with the SEC, including any required Other Filings. In addition, from the date of this Agreement through the earlier of the Effective Time and the date this Agreement is terminated pursuant to Section 7.1, the Company will continue to file with the SEC quarterly financial data on Form 8-K in accordance with past practice.
     Section 5.14 Director Resignations. Prior to the Closing, other than with respect to any directors identified by Parent in writing to the Company two days prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.
     Section 5.15 Parent Vote. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 1701.54 of the

OGCL and in its capacity as the sole shareholder of Merger Sub, a written consent adopting the Agreement.
     Section 5.16 Stock Exchange De-listing. Parent shall use commercially reasonable efforts to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.
ARTICLE VI
Conditions Precedent
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained;
          (b) Antitrust. The waiting period (and any extension thereof), and any timing agreements with any Governmental Authority, applicable to the Merger under the HSR Act shall have expired or been earlier terminated and any required approvals thereunder shall have been obtained; and
          (c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.
     Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.6(b) shall be true and correct as of the date of this Agreement and as of the Effective Time as if made on and as of the Effective Time, (ii) set forth in Section 3.2(a), Section 3.2(b)(i), Section 3.2(c), Section 3.2(e)(ii), Section 3.2(f), Section 3.15 and Section 3.21(a) shall be true and correct as of the date of this Agreement and as of the Effective Time as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) (except, with respect to the representations and warranties of the Company set forth in each such Section referred to in this clause (ii), for such inaccuracies as are immaterial relative to the representations and warranties in such Sections taken as a whole) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) and (ii) of this Section 6.2(a), without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Effective Time as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to prevent consummation of the Transactions. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 6.2(a) and the conditions set forth in this Section 6.2(a) have been satisfied. Solely for the purposes of clause (ii) above, if one or more inaccuracies in the representations and warranties set forth in Section 3.2(a), Section 3.2(b)(i), Section 3.2(c), Section 3.2(e)(ii), Section 3.2(f), Section 3.15 or Section 3.21(a) would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Merger, refinance the Company’s Indebtedness, consummate the Transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, whether pursuant to Article II or otherwise, to increase by $8 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (ii) of this Section 6.2(a).
          (b) Performance of Obligations of the Company. (i) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and (ii) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
          (c) Certificate. At the Effective Time, the Company shall furnish to Parent and Merger Sub an affidavit stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
     Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) except where such failures to be so true and correct would not prevent consummation of the Merger. The Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such officer has read this Section 6.3(a) and the conditions set forth in this Section 6.3(a) have been satisfied.

          (b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.
     Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VI to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the Transactions, including as required by and subject to Section 5.4 and Section 5.5.
ARTICLE VII
Termination
     Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as otherwise expressly noted):
          (a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors or any duly constituted and authorized committee thereof; or
          (b) by either of the Company or Parent:
          (i) if the Merger shall not have been consummated on or before 11:59 p.m. on June 23, 2011 (the “Walk-Away Date”);
          (ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; or
          (iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment, recess or postponement thereof;
provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the applicable condition to the consummation of the Merger.
          (c) by Parent:
          (i) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the Company by the Walk-Away Date, or if capable of being cured, shall not have commenced to have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination (or, if earlier, have not been cured by the Walk-Away Date, if the Walk-Away Date is earlier than 30 days following receipt of such notice); provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if either Parent or Merger Sub is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied; or
          (ii) if: (A) the Board of Directors of the Company shall have failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Company Adverse Recommendation Change; (B) the Board of Directors of the Company shall have effected a Change of Recommendation; (C) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement in the absence of a publicly announced Takeover Proposal within five business days after Parent so requests in writing; provided that Parent may only make such request once every thirty days; (D) the Company enters into a Company Acquisition Agreement; (E) the Company or the Board of Directors of the Company shall have publicly announced its intention to do any of the foregoing other than any public statement describing developments relating to negotiations between Parent and the Company contemplated by Section 5.2(e) and 5.2(f), solely to the extent required by applicable securities Laws or the rules of any applicable securities exchange (after providing Parent with a reasonable opportunity to review and comment on such public statement and considering in good faith implementing any comments reasonably proposed by Parent in good faith) or (F) the Company fails to hold the Company Shareholders Meeting within 10 business days prior to the Walk- Away Date; provided, however, that the right to terminate this Agreement under this Section 7.1(c)(ii)(F) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Company to hold the Company Shareholders Meeting by such date;
     (d) by the Company:
          (i) if the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the Walk-Away Date, or if capable of being cured, shall not have commenced to have been cured within 30 days following receipt by the Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination (or, if earlier, have not been cured by the Walk-Away Date, if the Walk-Away Date is earlier than 30 days following receipt of such notice); provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied;
          (ii) prior to the receipt of the Company Shareholder Approval, in order to concurrently enter into a Company Acquisition Agreement that constitutes a Superior Proposal; provided that prior to or concurrently with such termination, the Company pays the Termination Fee and Parent Expenses as provided in Section 7.3; or
          (iii) if (A) the Marketing Period has ended and the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied and remain satisfied, (B) the Company has confirmed by notice to Parent after the end of the Marketing Period that all conditions set forth in Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions in Section 6.3 and (C) Parent and Merger Sub fail to consummate the Merger within three business days after the delivery of such notice and the Company stood ready, willing and able to consummate the Merger and the other Transactions through the end of such three day period.
     Section 7.2 Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transactions as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.2 and 7.3, Article VIII, the expense reimbursement and indemnification provisions of Section 5.5(b), and the Confidentiality Agreement, the Short Form Confidentiality Agreement and the Guaranty, all of which shall survive termination of this Agreement as provided therein), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) pursuant to the sections specified in the immediately preceding parenthetical that survive such termination and (ii) that no such termination shall relieve any party from liability for fraud.
     Section 7.3 Termination Fee.

          (a) In the event that:
          (i) (A) a bona fide Takeover Proposal shall have been made, proposed or communicated, and shall not have been publicly withdrawn, after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided that for purposes of clause (C) of this Section 7.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or
          (ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or
          (iii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) and prior to the Company Shareholders Meeting the Board of Directors of the Company has made a Change of Recommendation;
then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(a), the Company shall pay if and as directed by Parent or its designee the applicable Termination Fee (as defined below) to Parent or its designee by wire transfer of same day funds (x) in the case of Section 7.3(a)(iii), within one business day after such termination, (y) simultaneously with such termination if pursuant to Section 7.1(d)(ii) or (z) in the case of Section 7.3(a)(i), one business day after the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $44,900,000, except that in the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) prior to the No-Shop Period Start Date, the “Termination Fee” shall mean a cash amount equal to $20,000,000. Subject to Section 7.3(f), in the event that Parent or its designee shall receive full payment pursuant to this Section 7.3(a) and Section 7.3(c), together with reimbursement of any applicable expenses pursuant to Section 7.3(d), the receipt of the applicable Termination Fee, Parent Expenses and the expenses referred to in Section 7.3(d) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its

Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.
          (b) In the event that:
          (i) the Company shall terminate this Agreement pursuant to Section 7.1(d)(i); or
          (ii) the Company shall terminate this Agreement pursuant to Section 7.1(d)(iii);
then in any such event under clause (i) or (ii) of this Section 7.3(b), if at such time, all conditions to Parent’s and Merger Sub’s obligations to consummate the Merger shall have been satisfied, then Parent shall pay to the Company a termination fee of $90,000,000 in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that Company shall receive full payment pursuant to this Section 7.3(b), together with reimbursement of any applicable expenses pursuant to Section 7.3(d), the receipt of the Parent Termination Fee together with such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters or the Guaranty (and the termination hereof), the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters or the Guaranty, any of the Transactions (or the abandonment or termination thereof) or any matters forming the basis for such termination (but excluding, for the avoidance of doubt, the Confidentiality Agreement and the Short Form Confidentiality Agreement).
          (c) In the event that:
          (i) The Company shall terminate this Agreement pursuant to Section 7.1(b)(iii) or Section 7.1(d)(ii); or
          (ii) Parent shall terminate this Agreement pursuant to Section 7.1(b)(iii), Section 7.1(c)(i) or Section 7.1(c)(ii);
then in any such event the Company shall pay Parent or its designees, as promptly as possible (but in any event within one business day) following demand by Parent, all actually incurred, reasonable out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the Transactions (“Parent Expenses”); provided that the Company shall not be required to pay more than an aggregate of $5,000,000 in Parent Expenses pursuant to this Section 7.3(c) and provided that the Company shall have the right to audit, after payment, such expenses as is reasonably required to determine the nature of such expenses and that such expenses were in fact incurred in connection with the Transactions. The expenses payable pursuant to this Section 7.3(c) shall be paid by wire transfer of same day funds. The payment of the expense reimbursement pursuant to this Section 7.3(c) shall not relieve the Company of any subsequent obligation to pay the applicable Termination Fee pursuant to Section 7.3(a).
          (d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 7.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.
          (e) Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.2(ii) and the Company’s rights set forth in Section 8.8 and the reimbursement and indemnification obligations of Parent under Section 7.3(d) hereof, the Company’s right to receive payment of the Parent Termination Fee from Parent in accordance with the terms and conditions of this Agreement or the Guarantors pursuant to the Guaranty in respect thereof in accordance with the terms and conditions of the Guaranty shall be the sole and exclusive remedy of the Company and its Subsidiaries and shareholders against Parent, Merger Sub, the Guarantors for, and none of any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or Affiliates (other than Parent, Merger Sub, the Guarantors) shall have any liability or obligation for, any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount, none of Parent, Merger Sub or the Guarantors shall have any further liability or obligation for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement but subject to Section 7.2(ii), Section 7.3(f) and Section 8.8, if paid to Parent in accordance with the terms and conditions of this Agreement, (i) the Parent Expenses pursuant to Section 7.3(c) and (ii) the applicable Termination Fee pursuant to Section 7.3(a) shall be the sole and exclusive remedy of Parent and Merger Sub and their Affiliates against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Merger Transactions (except that the Company shall also be obligated with respect to Section 7.3(d)). For the avoidance of doubt, but subject to Section 7.2(ii), (1) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee (and any payment pursuant to Section 7.3(d)) and (2) while the Company may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Parent Termination Fee under Section 7.3(b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Parent Termination Fee. For the avoidance of doubt, but subject to Section 7.2(ii) and Section 7.3(f), (1) under no circumstances will Parent, Merger Sub or any of their Affiliates be entitled to monetary damages in excess of the amount of the Termination Fee plus Parent Expenses (and any payment pursuant to Section 7.3(d)) and (2) while the Parent may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Termination Fee and Parent Expenses under Section 7.3(a) and Section 7.3(c) and money damages under Section 7.3(f), under no circumstances shall the Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Termination Fee and Parent Expenses.
          (f) In the event that (i) Parent shall terminate this Agreement pursuant to Section 7.1(c)(i) as a result of or in connection with a material breach by the Company of its obligations pursuant to Section 5.2 (a “Material Solicitation Violation”) or (ii) the Company shall terminate this Agreement pursuant to Section 7.1(d)(ii) at a time when Parent was able to terminate this Agreement pursuant to Section 7.1(c)(i) as a result of or in connection with a Material Solicitation Violation, then Parent shall be entitled to seek monetary damages for its losses incurred to the extent due to such Material Solicitation Violation; provided, however, that the aggregate amount of monetary damages that may be recoverable or awarded pursuant to this Section 7.3(f) shall be $90,000,000, less any amounts that have been paid or are payable to Parent or its designee pursuant to Section 7.3(a) and Section 7.3(c). No claims pursuant to this Section 7.3(f) may be made following the date that is three (3) months after the date of termination of this Agreement.
ARTICLE VIII
Miscellaneous
     Section 8.1 No Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Section 5.9 (Indemnification and Insurance) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

     Section 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors or any committee thereof; provided, however, that following approval of the Merger Transactions by the shareholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.
     Section 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) subject to the requirements of applicable law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided that no such action shall be taken by the Company without the approval of the Board of Directors of the Company or any committee thereof. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
     Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that Parent or Merger Sub may, subject to the consent of the Company not be unreasonably withheld, assign this Agreement to any of their Affiliates (provided that such assignment shall not (i) affect the obligations of the Equity Providers under the Equity Funding Letter, the Debt Financing sources under the Debt Commitment Letters or any Guarantors under the Guaranty or (ii) impede or delay the consummation of the Transactions or otherwise materially impede the rights of the shareholders of the Company under this Agreement). No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.
     Section 8.5 Counterparts. This Agreement may be executed in one or more counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedules and the Parent Disclosure Schedule, together with the Equity Commitment Letter, the Debt Commitment Letters, the Confidentiality Agreement, the Short Form Confidentiality Agreement and the Guaranty, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) if the Effective Time occurs, the right of (A) the Company’s shareholders to receive the Merger Consideration at the Effective Time and (B) the persons specified in Section 2.4 and Section 2.5 to receive the amounts specified therein; (ii) the provisions set forth in Section 5.9 of this Agreement, (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty, the Equity Funding Letter solely to the extent of the rights set forth therein, (iv) the rights of the Guarantors and their and Parent’s and Merger Sub’s respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) and the Company Related Parties set forth in Section 7.3(e) and (v) the rights of the Debt Financing source for the Transactions set forth in Sections 8.7(c) and 8.9, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
     Section 8.7 Governing Law; Jurisdiction.
          (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles, except to the extent the provisions of the OGCL are mandatorily applicable to the Merger.
          (b) Subject to Section 8.7(c), all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law;

provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.
          (c) Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the provider of the Debt Financing contemplated in the Debt Financing Letter, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the City of New York, New York, whether a state or Federal court, and that the provisions of Section 8.9 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.
     Section 8.8 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.7(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financing) shall be subject to the requirements that (i) the Marketing Period has ended and all conditions in Section 6.1 and 6.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur pursuant to Section 1.2, including the proviso therein, but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.5(a) of this Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.8 shall not be required to provide any bond or other security in connection with any such order or injunction.
     Section 8.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO (OR THE PROVIDER OF THE DEBT FINANCING CONTEMPLATED IN THE DEBT FINANCING LETTER, OR ANY OF ITS AFFILIATES OR REPRESENTATIVES) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.
     Section 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Parent or Merger Sub, to it at:
c/o Leonard Green & Partners, L.P.
11111 Santa Monica Blvd., #2000
Los Angeles, California 90025
Attention: Jonathan Sokoloff
                 Todd Purdy
Facsimile: 310-954-0404
with copies (which shall not constitute notice) to:
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention: Howard A. Sobel, Esq.
                 Jason Silvera, Esq.
Facsimile: 212-751-4864

If to the Company, to:
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236
Attention : David B. Goldston, Esq.
Facsimile: 330-463-6675
with copies (which shall not constitute notice) to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York, 10004
Attention: H. Rodgin Cohen, Esq.
                  Joseph B. Frumkin, Esq.
                  Brian E. Hamilton, Esq.
Facsimile: 212-558-3588
Thompson Hine LLP
127 Public Square
3900 Key Center
Cleveland, Ohio 44114
Attention : Derek D. Bork, Esq.
Facsimile: 216-566-5800
or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
     Section 8.11 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
     Section 8.12 Definitions.
          (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

          “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.
          “business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, New York are authorized or required by Law to be closed.
          “Company Charter Documents” means the Company’s articles of incorporation and code of regulations, each as amended to the date of this Agreement.
          “Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.
          “Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (iii) a stock option, stock purchase, stock appreciation right or other equity-based agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any direct or indirect liability.
          “Compliant” means, with respect to the Required Information, that:
          (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make the statements contained in such Required Information, in the context in which they were made, not misleading;
          (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or Compensation

Disclosure and Analysis required by Regulation S-K Item 402(b)) that apply to the Required Information if it is included in a prospectus for an offering of secured or unsecured high yield non-convertible debt securities included in a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield non-convertible debt securities);
          (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information;
          (d) the Company’s auditors have delivered drafts of customary comfort letters, including, without limitation, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon any pricing date occurring during the Marketing Period; and
          (e) the financial statements in such Required Information are, and remain throughout the Marketing Period, sufficiently current to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on or before the last day of the Marketing Period.
          “Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “GAAP” means generally accepted accounting principles in the United States, consistently applied.
          “Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity, whether federal, state or local, domestic, foreign or multinational.
          “Hazardous Materials” means (i) any petroleum products or byproducts, radioactive materials, asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or analogous terminology under any Environmental Law.
          “High Yield Note Transaction” means an issuance of secured or unsecured non-convertible debt securities distributed pursuant to Rule 144A and/or Regulation S promulgated under the Securities Act.

          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
          “Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations for the deferred purchase price of property, goods or services to any Person other than the Company or any of its Subsidiaries, (iv) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than the Company or any of its Subsidiaries (other than, in the case of clauses (i), (ii) and (iii), accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business); provided that trade payables incurred in the ordinary course of business and real estate lease obligations are deemed not to be Indebtedness for the purposes of this Agreement.
          “Intellectual Property” means all intellectual property rights throughout the world, including (i) trademarks, trade names, service marks, service names, corporate names, mark registrations, logos, assumed names, including all common law rights in and the goodwill associated with any of the foregoing; (ii) domain names; (iii) registered and unregistered copyrights (including copyrights in software, data and databases); (iv) trade secrets and confidential business information (including trade secrets and confidential business information pertaining to ideas, research and development, know-how, formulas, compositions, processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (v) patents and patent applications; and (vi) other intellectual property rights of any kind.
          “IT Assets” means computers, Software, servers, workstations, hubs, switches, data communication lines and all other information technology equipment, in each case, that is owned or used by the Company of any of its Subsidiaries in their businesses.
          “Knowledge” means, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed in Section 8.12 of the Company Disclosure Schedule.
          “Liens” means any pledges, claims, liens, licenses, charges, Encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.
          “Marketing Period” means the first period of 15 consecutive business days after the date of this Agreement throughout which:

          (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 5.5 and such Required Information is Compliant; provided that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant at the time such notice is given, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless (i) at any time during such 15 consecutive business day period after the date such notice is given the Required Information is not Compliant or (ii) Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant at the time such notice is given and, within four business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant); and
          (b) all conditions set forth in Section 6.1 and Section 6.2 (other than (x) the condition set forth in Section 6.1(a) which needs to be satisfied no later than five business days prior to the end of the Marketing Period and (y) those conditions that by their terms are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing, as the case may be, were to be scheduled for any time during such 15 consecutive business day period.
          Notwithstanding anything in this Agreement to the contrary, the “Marketing Period” shall not commence and shall be deemed not to have commenced (A) prior to the No- Shop Period Start Date, (B) prior to the mailing of the Proxy Statement, (C) prior to the date on which the Company files its annual report on Form 10-K for the fiscal year ending January 29, 2011 or (D) if, on or prior to the completion of such 15 business day period, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of during such new 15 business day period or (y) the Required Information would not be Compliant at any time during such 15 business day period, in which case a new 15 business day period shall commence upon Parent and its financing sources receiving updated Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 15 business day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).

          “Merger Transactions” means, collectively, this Agreement and the transactions contemplated hereby, including the Merger but excluding, in any event, the Financing.
          “Parent Material Adverse Effect” means any effect, change, event or occurrence that would, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.
          “Permitted Liens” means (a) easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (b) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, (c) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the Company SEC Documents, (d) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (e) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, (g) zoning, building and other similar codes and regulations, (h) non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice, (i) other encumbrances securing Indebtedness that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted and (j) Liens securing Indebtedness under the existing credit facility listed on Section 3.17(a)(iii) of the Company Disclosure Schedule existing as of the date of this Agreement.
          “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
          “Redacted Fee Letter” means the fee letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in which the only redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.
          “Registered Intellectual Property” means patents, patent applications, registered copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks, registered domain names, and registered industrial designs that are material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
          “Software” means all computer software or firmware programs and any modules or libraries incorporated therein (but excluding any data stored therein or thereby).
          “Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
          “Transactions” means, collectively, this Agreement and the transactions contemplated hereby, including the Merger and the Financing.
          The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
144A Offering Memorandum	Section 5.5(b)(i)

1998 Plan	Section 3.2(a)

2008 Plan	Section 3.2(a)

Acceptable Confidentiality Agreement	Section 5.2(a)

Action	Section 3.7

Agreement	Preamble

Antitrust Laws	Section 5.4(a)

ASOP	Section 2.5

Available Financing	Section 5.5(b)

Terms Not Defined in this Section 8.12	Section
Balance Sheet Date	Section 3.2(f)

Bank Financing	Section 5.5(b)(i)

Bank Loan and Mezzanine Debt Marketing Material	Section 5.5(b)(i)

Bankruptcy and Equity Exception	Section 3.3(a)

Capitalization Date	Section 3.2(a)

Centerview	Section 3.20

Certificate	Section 2.1(c)

Certificate of Merger	Section 1.3

Change of Recommendation	Section 5.2(f)

Claim	Section 5.9(b)

Closing	Section 1.2

Closing Date	Section 1.2

Code	Section 2.2(g)

Company	Preamble

Company 401(k) Plan	3.2(c)

Company Acquisition Agreement	Section 5.2(e)

Company Adverse Recommendation Change	Section 5.2(e)

Company Awards	Section 2.4(d)

Company Board Recommendation	Section 5.2(e)

Company Common Stock	Section 2.1

Company Disclosure Schedule	Article III

Company Employees	Section 5.11(a)

Terms Not Defined in this Section 8.12	Section
Company Preferred Stock	Section 3.2(a)

Company Related Parties	Section 7.3(e)

Company SEC Documents	Section 3.5(a)

Company Securities	Section 3.2(c)

Company Shareholder Approval	Section 3.3(d)

Company Shareholders Meeting	Section 5.3(a)

Company Stock Plans	Section 3.2(a)

Confidentiality Agreement	Section 5.7

Contract	Section 3.3(c)

Debt Commitment Letters	Section 4.5

Debt Financing	Section 4.5

Designated Company Employees	Section 5.11(a)

Designated Consideration	Section 2.4(a)

Dissenters Determination Date	Section 2.3

Dissenting Shareholder	Section 2.3

Dissenting Shares	Section 2.3

DOJ	Section 5.4(d)

Effective Time	Section 1.3

Environmental Laws	Section 3.13

Equity Financing	Section 4.5

Equity Funding Letter	Section 4.5

Equity Provider	Section 4.5

Terms Not Defined in this Section 8.12	Section
Equity Providers	Section 4.5

ERISA Affiliate	Section 3.11(c)

Exchange Act	Section 3.4

Exchange Fund	Section 2.2(a)

Executive Option Agreements	Section 3.2(a)

FCPA	Section 5.1(b)

Filed SEC Documents	Article III

Financing	Section 4.5

Financing Letters	Section 4.5

FTC	Section 5.4(d)

Go-Shop Period	Section 5.2(a)

Governmental Antitrust Entity	Section 5.4(e)

Guarantor	Recitals

Guaranty	Recitals

Indemnitee	Section 5.9(a)

Indemnitees	Section 5.9(a)

J.P. Morgan	Section 3.20

Laws	Section 3.8(a)

Material Adverse Effect	Section 3.1(b)

Material Contract	Section 3.17(a)

Material No-Shop Violation	Section 7.3(f)

Maximum Premium	Section 5.9(c)

Terms Not Defined in this Section 8.12	Section
Merger	Recitals

Merger Consideration	Section 2.1(c)

Merger Sub	Preamble

New Plans	Section 5.11(b)

No-Shop Period Start Date	Section 5.2(b)

OGCL	Section 1.1

Old Plans	Section 5.11(b)

Option	Section 2.4(a)

Other Filings	Section 5.3(b)

Owned Real Property	Section 3.16

Parent	Preamble

Parent Disclosure Schedule	Article III

Parent Expenses	Section 7.1(c)

Parent Related Parties	Section 8.6

Parent Termination Fee	Section 7.3(b)

Paying Agent	Section 2.2(a)

Performance Share	Section 3.2(b)(i)

Permits	Section 3.8(b)

Proxy Statement	Section 3.4

Real Property	Section 3.16

Representatives	Section 5.2(a)

Required Information	Section 5.5(b)(i)

Terms Not Defined in this Section 8.12	Section
Restraints	Section 6.1(c)

Restricted Share	Section 2.4(b)

RSU	Section 2.4(c)

Sarbanes-Oxley Act	Section 3.5(d)(i)

Scheduled Intellectual Property	Section 3.14(a)

SEC	Section 3.4

Securities Act	Section 3.2(e)

Shares	Section 3.2(a)

Short Form Confidentiality Agreement	Section 5.7

Solvent	Section 4.7

Special Committee	Recitals

Superior Proposal	Section 5.2(i)

Suppliers	Section 3.18

Surviving Corporation	Section 1.1

SVBP	Section 3.2(c)

Takeover Proposal	Section 5.2(h)

Tax	Section 3.10(m)

Tax Returns	Section 3.10(m)

Termination Fee	Section 7.3(a) (iii)

Transaction Support Agreement	Recitals

Walk-Away Date	Section 7.1(b)(i)

WARN Act	Section 3.12(b)

     Section 8.13 Fees and Expenses. Whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.
     Section 8.14 Interpretation.
          (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. A statement that an effect, change, event or occurrence has or has not had, or would or would not reasonably be expected to have, a Material Adverse Effect shall mean that all such effects, changes, events or occurrences, individually or in the aggregate, have or have not had, or would or would not reasonably be expected to have, a Material Adverse Effect. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.
          (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
[signature page follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NEEDLE HOLDINGS INC.
By:	/s/ Jonathan Sokoloff
	Name:	Jonathan Sokoloff
	Title:	President

NEEDLE MERGER SUB CORP.
By:	/s/ Jonathan Sokoloff
	Name:	Jonathan Sokoloff
	Title:	President

JO-ANN STORES, INC.
By:	/s/ David Goldston
	Name:	David Goldston
	Title:	Senior Vice President, General Counsel and Secretary

[AGREEMENT AND PLAN OF MERGER]